UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer
Date: April 16, 2010

Exhibit Index

Exhibit 99.1	Unaudited consolidated financial information for the quarter ended December 31, 2009 and audited consolidated financial information for the year ended December 31, 2009

Exhibit 99.1
THE9 LIMITED
CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)
Revenues:
Online game services	429,643,488	25,744,962	20,712,264	3,034,364	1,800,313,225	795,476,714	116,537,997
Game operating support, website solutions and advertisement	118,972	79,208	58,201	8,526	598,797	570,600	83,593
Other revenues	1,290,119	1,077,513	1,277,179	187,108	5,218,199	6,582,037	964,274

	431,052,579	26,901,683	22,047,644	3,229,998	1,806,130,221	802,629,351	117,585,864

Sales Taxes	(22,492,929)	(1,410,747)	(1,150,060)	(168,485)	(94,639,527)	(42,113,498)	(6,169,662)

Net Revenues	408,559,650	25,490,936	20,897,584	3,061,513	1,711,490,694	760,515,853	111,416,202

Cost of Services	(249,170,341)	(33,606,420)	(96,909,129)	(14,197,268)	(997,948,540)	(712,472,751)	(104,377,848)

Gross Profit (loss)	159,389,309	(8,115,484)	(76,011,545)	(11,135,755)	713,542,154	48,043,102	7,038,354

Operating Expenses:
Product development	(24,492,343)	(26,291,516)	(30,496,768)	(4,467,802)	(73,819,607)	(114,443,552)	(16,766,075)
Sales and marketing	(29,748,961)	(20,709,170)	(18,539,240)	(2,716,014)	(103,725,123)	(112,517,602)	(16,483,922)
General and administrative	(145,305,184)	(62,174,821)	(46,454,604)	(6,805,638)	(319,298,044)	(225,051,424)	(32,970,220)
Impairment of equipment, intangible assets and goodwill	(82,149,755)	—	(48,671,892)	(7,130,472)	(82,149,755)	(78,871,643)	(11,554,761)

Total operating expenses:	(281,696,243)	(109,175,507)	(144,162,504)	(21,119,926)	(578,992,529)	(530,884,221)	(77,774,978)

(Loss) income from operations	(122,306,934)	(117,290,991)	(220,174,049)	(32,255,681)	134,549,625	(482,841,119)	(70,736,624)
Interest income	13,972,458	7,188,006	7,402,843	1,084,523	56,690,807	30,501,101	4,468,436
Other (expense) income, net	(1,082,325)	55,967,903	6,122,924	897,013	(18,967,099)	61,840,303	9,059,656

(Loss) income before income taxes, impairment loss on investments and share of loss in equity investments	(109,416,801)	(54,135,082)	(206,648,282)	(30,274,145)	172,273,333	(390,499,715)	(57,208,532)
Income tax (expense) benefit	(24,070,899)	(4,858,272)	11,092,063	1,624,996	(47,928,533)	5,535,866	811,009

(Loss) income before impairment loss on investments and share of loss in equity investments	(133,487,700)	(58,993,354)	(195,556,219)	(28,649,149)	124,344,800	(384,963,849)	(56,397,523)
Impairment loss on investments	(24,020,108)	(12,160,769)	(10,251,500)	(1,501,853)	(25,922,363)	(22,412,269)	(3,283,416)
Share of loss in equity investments, net of taxes	(994,469)	(677,625)	(1,429,471)	(209,419)	(2,241,135)	(2,555,515)	(374,385)

Net (loss) income	(158,502,277)	(71,831,748)	(207,237,190)	(30,360,421)	96,181,302	(409,931,633)	(60,055,324)
Less: Net (loss) income attributable to noncontrolling interest	(179,071)	1,805,658	(1,714,026)	(251,106)	(654,734)	(4,779,226)	(700,161)

Net (loss) income attributable to holders of ordinary shares	(158,323,206)	(73,637,406)	(205,523,164)	(30,109,315)	96,836,036	(405,152,407)	(59,355,163)

Net (Loss) income attributable to holders of ordinary shares per share
— Basic	(5.78)	(2.93)	(8.18)	(1.20)	3.50	(15.94)	(2.34)

— Diluted	(5.78)	(2.93)	(8.18)	(1.20)	3.50	(15.94)	(2.34)

Weighted average number of shares outstanding
— Basic	27,410,714	25,094,283	25,119,580	25,119,580	27,664,687	25,414,620	25,414,620

— Diluted	27,410,714	25,094,283	25,119,580	25,119,580	27,704,201	25,414,620	25,414,620

Amount attributable to holders of ordinary shares	(158,323,206)	(73,637,406)	(205,523,164)	(30,109,315)	96,836,036	(405,152,407)	(59,355,163)

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(audited)	(audited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	2,152,585,574	1,675,081,345	245,400,803
Short term investments	68,039,221	—	—
Accounts receivable	8,323,084	920,214	134,812
Due from related party	637,708	1,110,424	162,678
Advances to suppliers	1,435,781	44,132,089	6,465,388
Prepayments and other current assets	68,371,912	77,896,385	11,411,885
Prepaid royalties	138,843,227	—	—
Deferred costs	55,748,737	1,516,601	222,183
Deferred tax assets, current	—	2,139,896	313,497

Total current assets	2,493,985,244	1,802,796,954	264,111,246

Investments in equity investees	291,642,529	308,806,125	45,240,353
Available-for-sale investments	29,218,400	—	—
Property, equipment and software	200,034,094	75,977,200	11,130,723
Goodwill	30,199,751	—	—
Intangible assets	136,129,801	51,628,286	7,563,587
Land use right	81,798,755	79,877,847	11,702,171
Long-term deposits	—	603,910	88,473
Deferred tax assets, non-current	—	5,267,185	771,647

Total Assets	3,263,008,574	2,324,957,507	340,608,200

Liabilities
Current Liabilities
Accounts payable	29,758,563	35,013,675	5,129,532
Income tax payable	56,680	29,947	4,387
Other taxes payable	99,416,815	6,270,518	918,636
Advances from customers	143,464,990	11,154,437	1,634,134
Deferred revenue	201,645,952	10,933,464	1,601,762
Refund of game points	—	196,401,440	28,772,974
Other payables and accruals	69,423,536	51,704,425	7,574,741

Total current liabilities	543,766,536	311,507,906	45,636,166

Equity
The9 Limited shareholders’ equity:
Common shares (US$0.01 par value; 26,817,688 shares issued and outstanding as of December 31, 2008, 25,121,645 shares issued and outstanding as of December 31, 2009)	2,190,645	2,051,712	300,578
Additional paid-in capital	2,128,607,581	2,069,616,975	303,200,600
Statutory reserves	24,836,354	28,071,982	4,112,569
Accumulated other comprehensive income	13,643,131	—	—
Retained earnings (deficit)	549,964,327	(88,364,685)	(12,945,500)

Total The9 Limited shareholders’ equity	2,719,242,038	2,011,375,984	294,668,247
Non-controlling interest	—	2,073,617	303,787

Total equity	2,719,242,038	2,013,449,601	294,972,034

Total liabilities and equity	3,263,008,574	2,324,957,507	340,608,200